

Mail Stop 3628

November 6, 2015

Hideo Moroe
President
American Honda Receivables LLC
20800 Madrona Avenue
Torrance, California 90503

>   **Re: American Honda Receivables LLC**
>   **Amendment No. 1 to Registration Statement on Form SF-3**
>   **Filed October 23, 2015**
>   **File No. 333-205883**

Dear Mr. Moroe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2015 letter.

Credit Risk Retention, page 61

1.   We note your bracketed disclosure on page 62 indicating that you will provide disclosure required by Item 1124 of any material change in the depositor's interest in the securities. Please revise the bracketed disclosure to specify that such disclosure will also be provided for any affiliate of the depositor. Refer to Item 1124 of Regulation AB.

2.   We note your responses to prior comments 8 and 10. We also note on page 64 that, in calculating the fair value of the residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

3.	We note your response to prior comment 9 and re-issue in part. Please revise the disclosure on page 65 to specify that "the inputs and assumptions described above include the inputs and assumptions that could have a <u>material</u> impact on the fair value calculation or a prospective noteholder's ability to evaluate the fair value calculation."

<u>Description of the Transfer and Servicing Agreement – Asset Representations Review – Delinquency Trigger, page 116</u>

4.	We note your response to prior comment 19 and re-issue in part. The definition of "61-Day Delinquent Receivables" still includes brackets around charged-off receivables. Please revise.

<u>Description of the Transfer and Servicing Agreement – Asset Representations Review – Asset Review Voting, page 116</u>

5.	We note your response to prior comment 22. We also note your disclosure that if less than [5]% of the Investors by aggregate principal balance of the notes demand that a review be initiated within [45] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted. Please tell us how this is consistent with your disclosure that investors have up to 90 days after the delinquency trigger notice date to initiate a vote and up to 150 days after the delinquency trigger notice date to complete that vote.

<u>Exhibits</u>

<u>Opinion of Mayer Brown LLP with Respect to Legality</u>

6.	We note that the legal opinion refers to Hyundai ABS Funding Corporation. Please file a revised legal opinion for American Honda Receivables LLC with your next amendment.

<u>Form of Receivables Purchase Agreement</u>

7.	We note your bracketed disclosure on page 13 stating "[f]or purposes of this preceding sentence, a repurchase request shall be deemed to be resolved to the reasonable satisfaction of the Requesting Party if an Asset Representations Review has been completed with respect to the Receivables underlying such request and the findings and conclusions of the Asset Representations Reviewer found no material breaches of the representations and warranties made by the RPA Seller in Section 2.03(c) of this Agreement." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the

"2014 ABS Adopting Release") ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.").

8.   We note your disclosure on page 14 that the arbitrator's "determination will be final and non-appealable" and "by selecting arbitration, the Requesting Party waives the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

9.   We also note that the restriction that the "details and/or existence of any unfulfilled repurchase request" may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to remove this restriction on the use of publicly available information that is required to be disclosed by law. Please also confirm to us that any confidentiality restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

Form of Asset Representations Review Agreement

10.   We note on page 5 that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Stewart Litwin, Mayer Brown LLP